SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

LCA-VISION INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
501803308
(CUSIP Number)
Derek D. Bork Thompson Hine LLP 3900 Key Center 127 Public Square Cleveland, Ohio 44114 216-566-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501803308	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Joern S. Joergensen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	475,707
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	475,707
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 475,707
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.47%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 501803308	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON EuroEyes Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Zurich, Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	918,077
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	918,077
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 918,077
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.77%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 501803308	13D	Page 4 of 5 Pages

This Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on August 12, 2013, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of LCA-Vision Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

On March 12, 2014, the Reporting Persons caused their counsel to send a letter to the Board of Directors of LCA-Vision Inc. protesting and objecting to the announced sale of the Company to PhotoMedex, Inc. and demanding that the Board terminate or significantly improve the transaction or, alternatively, waive or eliminate the termination fees and other deal protection devices in the merger agreement. A copy of the letter is filed as Exhibit 99.1 to this Amendment No. 3.

Item 7. Material to be Filed as Exhibits.

99.1	Letter, dated March 12, 2014, sent by counsel for the Reporting Persons to the Board of Directors of LCA-Vision Inc.

CUSIP No. 501803308	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: March 12, 2014

JOERN S. JOERGENSEN

/s/ Joern S. Joergensen

EUROEYES HOLDING AG

Signature: /s/ Joern S. Joergensen

Name: Joern S. Joergensen

Title: Director